ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 5, 2019

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    ETF Series Solutions (the “Trust”)
Cboe Vest S&P 500 Enhanced Growth Strategy (January) ETF (S000061128)
Cboe Vest S&P 500 Enhanced Growth Strategy (February) ETF (S000061132)
Cboe Vest S&P 500 Enhanced Growth Strategy (March) ETF (S0000661133)
Cboe Vest S&P 500 Enhanced Growth Strategy (April) ETF (S000061134)
Cboe Vest S&P 500 Enhanced Growth Strategy (May) ETF (S000061135)
Cboe Vest S&P 500 Enhanced Growth Strategy (June) ETF (S000061136)
Cboe Vest S&P 500 Enhanced Growth Strategy (July) ETF (S000061137)
Cboe Vest S&P 500 Enhanced Growth Strategy (August) ETF (S000061138)
Cboe Vest S&P 500 Enhanced Growth Strategy (September) ETF (S000061139)
Cboe Vest S&P 500 Enhanced Growth Strategy (October) ETF (S000061129)
Cboe Vest S&P 500 Enhanced Growth Strategy (November) ETF (S000061130)
Cboe Vest S&P 500 Enhanced Growth Strategy (December) ETF (S000061131)
(each individually, a “Fund”)
File Nos.: 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of each Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of these series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
259	10/27/2017	485APOS	0000894189-17-005732
281	1/5/2018	485BXT	0000894189-18-000084
298	2/1/2018	485BXT	0000894189-18-000671
312	3/2/2018	485BXT	0000894189-18-001452
325	3/29/2018	485BXT	0000894189-18-002052
335	4/27/2018	485BXT	0000894189-18-002543
345	5/25/2018	485BXT	0000894189-18-003067

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
352	6/22/2018	485BXT	0000894189-18-003462
362	7/20/2018	485BXT	0000894189-18-003830
381	8/17/2018	485BXT	0000894189-18-004505
389	9/14/2018	485BXT	0000894189-18-005184
398	10/12/2018	485BXT	0000894189-18-005579
411	11/9/2018	485BXT	0000894189-18-006196
424	12/7/2018	485BXT	0000894189-18-006693
438	1/4/2019	485BXT	0000894189-19-000051
450	2/1/2019	485BXT	0000894189-19-000673
462	3/1/2019	485BXT	0000894189-19-001315
481	3/29/2019	485BXT	0000894189-19-001949
493	4/26/2019	485BXT	0000894189-19-002327
508	5/21/2019	485BXT	0000894189-19-003100
519	6/18/2019	485BXT	0000894189-19-003657
528	7/17/2019	485BXT	0000894189-19-004225
539	8/15/2019	485BXT	0000894189-19-005040
551	9/13/2019	485BXT	0000894189-19-006232
561	10/11/2019	485BXT	0000894189-19-006881
570	11/8/2019	485BXT	0000894189-19-007541

If you have any questions or require further information, please contact Michael Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary